Exhibit 99.47

For Immediate Release:

HudBay to Host Conference Call for First Quarter 2008 Results

Winnipeg, Manitoba – April 17, 2008 – HudBay Minerals Inc. (TSX: HBM) (HudBay) today announced that Allen Palmiere, President and Chief Executive Officer, together with Jeff Swinoga, Vice-President and Chief Financial Officer, will be hosting a conference call to discuss Hudbay’s first quarter 2008 results on May 7, 2008. Details are as follows:

First Quarter 2008 Results Conference Call and Webcast

Date:	May 7, 2008
Time:	10:00 am (Eastern Time)
Webcast:	www.hudbayminerals.com
Dial in:	416-644-3419 or 800-595-8550
Replay:	416-640-1917 or 877-289-8525
Replay Passcode:	21269311#

A news release containing the first quarter 2008 results will be issued prior to the conference call, and will also be posted on Hudbay’s website. The conference call replay will be available until midnight (Eastern Time) on May 14, 2008. An archived audio webcast of the call will also be available on Hudbay’s website.

About HudBay Minerals Inc.

HudBay Minerals Inc. is an integrated mining company that operates mines, concentrators and a metal production complex in northern Manitoba and Saskatchewan. The company also owns a zinc oxide production facility in Ontario, the White Pine Copper Refinery in Michigan and the Balmat zinc mine in New York state. HudBay is a member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

(HBM-G)

For further information:

Brad Woods

Director, Investor Relations

Tel: (204) 949-4272

brad.woods@hbms.ca

www.hudbayminerals.com

201 Portage Avenue, Suite 1906 Winnipeg, Manitoba R3B 3K6